News Release	AMEX, TSX Symbol: NG

NovaGold Mourns Death of Long-time Director

July 21, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced with great sadness that Cole McFarland, a long-time member of NovaGold’s Board of Directors, has passed away after a courageous battle with cancer.

“With deep sorrow I announce that Cole McFarland has passed away,” said Rick Van Nieuwenhuyse, President & CEO of NovaGold. “Cole played an integral role in the development of NovaGold from a small exploration company to a gold producer. He will be missed as a business colleague and also as a friend. We extend our deepest sympathies to the entire McFarland family.”

Mr. McFarland had been a director of the Company since May 2001 and served on both the Audit & Corporate Governance Committee and the Compensation Committee during his directorship. A veteran of the mining industry, Mr. McFarland had over 40 years of experience in mine development in the United States, Canada, Mexico, Russia, the Philippines and Alaska. Mr. McFarland was President and CEO of Placer Dome U.S. Inc. until his retirement from the company in 1995. In that capacity, he was responsible for the development of several mines, including the world-class Pipeline-Cortez Mining Complex, one of Placer Dome’s flagship mines.

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Contacts

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227